PE
5-1-02

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

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02026742

## FORM 6-K

**REPORT OF FOREIGN ISSUER**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities and Exchange Act of 1934**



**for the Month of May 2002**

**ARYT INDUSTRIES, LTD.**
(Translation of Registrant's name into English)



**7 Haplada Street, Or Yehuda 60256, Israel**
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ___

# Aryt Industries Ltd. - Subsidiary Ceases Activities.

TEL-AVIV, ISRAEL, May 1st, 2002 - Aryt Industries Ltd. (OTC BB: ARYTF) announced today that on April 28th, 2002 the board of directors of ElscinTec Systems Ltd. ("ElscinTec"), a subsidiary of the Company, decided to cease its activities due to its financial condition and failure to raise additional funds required to continue its operations.

Aryt holds through a holding company 50% of ElscinTec's outstanding shares.

As a result of the above decision Aryt will record a capital loss of US$ 5 million.

ElscinTec Systems Ltd., is a private company, engaged in the development manufacture and sale, worldwide, of mammography systems for the detection and diagnostic of breast cancer.

Aryt is a managing holding company which is engaged through its subsidiaries in medical, defense and technological industries


**Contact**:
Ran Eckhaus, CFO
Tel: 972-3-538-8613
Fax: 972-3-5339223
E-mail: rane@arytltd.com

## SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934 the Registrant duly caused this report to be signed on its behalf by the undersigned, Thereunto duly authorised.

**ARYT INDUSTRIES, LTD.**
Registrant

**Date:** **May 02, 2002**

**By:** **Ran Eckhaus**